 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TORULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For May 6, 2011

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-.
Yes ☐     No ☐

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On May 5, 2011, Fuwei Films (Holdings) Co., Ltd. (the “Company”) received notification from the Weifang State-owned Assets Operation Administration Company (the “Administration Company”), that the former controlling shareholders of the Company, Messrs. Jun Yin, Duo Wang and Tong Ju Zhou, had transferred their entire ownership in several intermediate holding companies to the Administration Company, Ms. Qing Liu and Mr. Zhixin Han.  As a result of the transfers, and based on the information provided by the Administration Company, the Company believes that 52.9% of its outstanding ordinary shares are controlled indirectly by the Administration Company and 12.55% of its outstanding ordinary shares are jointly controlled indirectly by Ms. Liu and Mr. Han.  Attached hereto as Exhibit 99.1 is a copy of certain English-language portions of the notification received by the Company in this regard.

Exhibit Index

Exhibit No.	Description
99.1	Certain English-language portions of the notification received from the Weifang State-owned Assets Operation Administration Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman and Chief Executive Officer

Dated: May 6, 2011